SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Board of Directors' Resolution

On July 26, 2002, the Board of Directors of Kookmin Bank has approved and ratified the following items:

Index to items

1. Stock Option Grant

On July 26, 2002, the Board of Directors has approved and ratified to grant Donald H. MacKenzie, who was newly elected as Executive Vice President for the Head of Risk Management Division, stock options to buy 30,000 registered common stock of Kookmin Bank.

Pursuant to the Article 13 of the Articles of Incorporation, this resolution is subject to the approval and ratification by the shareholders at the nearest forthcoming General Shareholders' Meeting.

1.1 Purpose of the grant

The purpose of the grant is to motivate the grantee to achieve the business targets.

1.2 Calculation for the number of stock options

Calculation for the number of stock options is based on the score he achieves from the key performance indicators of the division he is in charge of.

In case the grantee resigns or moves his position prior to three years as of the grant date, stock option calculation shall be based on the scores earned as of the end of the quarter right before the date of resignation or movement.

Evaluation Method

Arithmetic average score for the three years	Calculation
Less than 60 points	Cancellation of the granted stock options
From 60 to 80 points	■ Exercise the number of stock options, calculated by multiplying the number of stock options granted by the average score. ■ Number of exercisable stock options = Number of options granted x average score / 100
Over 80 points	Exercise the entire number of stock options

1.3 Exercise method

Kookmin Bank may choose to grant stock by means of: 1) issuing new stock; 2) granting treasury stock; or 3) granting the equivalent amount of cash or treasury stock for the difference between the exercise price and the market price.

1.4 Exercise price: 58,800 Won

1.5 Exercise period

The exercise period is from July 27, 2005 to July 26, 2010.

1.6 Adjustment to the exercise price and the number of options

In the event of any right offering, stock dividend, transfer of reserves to capital, stock split, reverse split, or merger, which require adjustments to the price or the numbers of stock after the option grant date, the Board of Directors shall adjust the number of options and the exercise price to reflect the changes.

1.7 Adjustment from early retirement

If the grantee retires before his original tenure, the number of stock options shall be adjusted as follows:

Exercisable Options

Granted Options x days of employment / original tenure of office (three years)

Any share less than one shall be rounded down. In counting days of employment, starting date of tenure shall be the first date of his appointment.

2. Purchase of Treasury Stock

2.1 Purpose of the purchase

Kookmin Bank's Board of Directors has approved and ratified to purchase the treasury stock for the purpose of introducing one of a stock purchase program and an employee stock ownership plan in order to provide a wide range of benefit with the employees.

2.2 Object stock and the purchase method

Kookmin Bank shall purchase registered common stock of 3 million through the Korea Stock Exchange.

2.3 Purchase price

The buy order shall be placed on the quotations for determination of the opening price on the day. However, the price of such buy order shall be more than the closing price of the previous day, but less than the price which is 5/100 higher than the closing price thereof.

If Kookmin Bank wants to make changes in buy order during the session, the price shall be less than the higher of the two prices: 1) the market price immediately preceding before the correction and 2) the best bid price.

2.4 Estimated purchase amount

Based on the market closing price of 55,400 Won on July 25, 2002, the estimated purchase amount would be 166.2 billion Won.

2.5 Purchase period

July 30, 2002 to October 29, 2002

2.6 Balance of treasury stock

As of July 26, 2002, Kookmin Bank holds no shares pursuant to the Securities and Exchange Act of Korea and 36,089 shares, which represents 0.01 % of the total stock issued and outstanding, as treasury stock pursuant to the Commercial Act of Korea.

2.7 Other information

The source of funds to purchase is internally derived from the bank. The name of the securities company to be entrusted is Dongwon Securities.

3. Disposition of Jooeun Leasing

The Board of Directors has also approved and ratified to dispose of a certain stake of Jooeun Leasing in line with disposing of duplicate invested subsidiaries derived from the merger with H&CB.

Kookmin Bank shall dispose of its stake of 12,988,771 shares, which represents 65.43% of the total issued and outstanding shares of Jooeun Leasing. In addition, it will dispose of the loans of approximately 172 billion Won granted to the company. The purchaser is Sun Capital primarily engaging in leasing business.

Kookmin Bank and Sun Capital are scheduled to enter the final agreement in August of 2002. The proceeds of the sale will be amounted to approximately 145 billion Won. Sun Capital agreed to maintain the employment of the current management and employees. It also agreed to change the name of the company in the near future.

Upon the disposition, the remaining stake of Kookmin Bank in the company is equal to 20%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: July 26, 2002

By: ______________________
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President &
Chief Financial Officer